Filed pursuant to Rule 424(b)(3)

File No. 333-286866 and 333-268093

PGIM PRIVATE CREDIT FUND

SUPPLEMENT NO. 6 DATED DECEMBER 5, 2025

TO THE PROSPECTUS DATED APRIL 30, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of PGIM Private Credit Fund (the “Fund”), dated April 30, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Before investing in our Common Shares, you should read carefully the Prospectus and this Supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 24 of the Prospectus before you decide to invest in our Common Shares.

Update to the Prospectus

On December 1, 2025, the Fund issued to each of approximately 110 separate investors in each of Class S and Class D Common Shares a promissory note with a principal amount of $1,000 (each a “Note” and collectively the “Notes”). The purchase price for each Note was $1,000 per Note, including the purchase price of one Common Share. The Fund will pay interest on the unpaid principal amount of the Notes at a rate of 12.00% per annum per Note payable semi-annually in arrears. The Notes have a 30-year term. Some or all of the Notes may be prepaid by the Fund at any time, in whole or in part, provided that (i) the Fund will pay on the date of such prepayment all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs within 24 months after the original issue date of the Notes, the Fund will pay on the date of such prepayment a one-time premium equal to $100 per Note. The Fund issued the Notes in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering was made to investors who are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

The Notes were offered through H&L Equities, LLC (“H&L”), a registered broker dealer and an affiliate of REIT Funding, LLC (“REIT Funding”). With respect to the Notes, the Fund will pay fees to, and cover certain expenses of, REIT Funding. From the fees paid, REIT Funding will be responsible for paying any brokerage or placement fees to H&L. The Fund will also pay fees to, and cover certain expenses of, REIT Administration, LLC (“REIT Administration”), an affiliate of REIT Funding, for its administrative services related to the Notes. The Fund’s obligation to pay the fees to REIT Administration will end on the date when the Notes have been paid in full and all administrative duties have been completed.